SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM N-54C

             NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT
                               COMPANY ACT OF 1940


     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

                            GRIFFIN INDUSTRIES, INC.

________________________________________________________________________________
                                      Name

                          1111 Third Avenue, Suite 2500
                            Seattle, Washington 98101
________________________________________________________________________________
                      Address of Principal Business Office
                      (No. & Street, City, State, Zip Code)

                                 (206) 326-8090
________________________________________________________________________________
                     Telephone Number (including area code)

                           000-23689, FILM #: 98517459
________________________________________________________________________________
              File Number under the Securities Exchange Act of 1934


     Griffin Industries,  Inc. (the "Company") is withdrawing its election under section 54(a) of the Act on the following basis for filing this  Notification of
Withdrawal:

     The Company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities.

     Griffin Industries, Inc. will serve to act as a holding company to acquire controlling interests in one or more companies in the heavy construction equipment rental and distribution industry, and faciliate in performing a roll up or consolidation within this industry. The principal purpose of the Company will be to derive earnings from the consolidated operation of several businesses in the equipment rental and distribution industry.

     The Company held a Special Meeting of Stockholders on Thursday October 15, 1998, at which a majority of the outstanding voting shares of Common Stock, par value $.01 per share, (the "Common Stock") entitled to vote, were present in person or by proxy. 2,081,300 shares of Common Stock of the Company voted in favor of the proposal to withdraw the Company's election to be treated as a business development company under the Act, 0 shares of Common Stock voted against such proposal, and 7,000 shares abstained. The affirmative vote of (a) 67% or more of the shares of Common Stock present (in person or by proxy) at the Special Meeting, or (b) more than 50% of the outstanding shares of Common Stock, whichever is less, was required to approve this proposal. Accordingly, the proposal received more than the vote required for approval.

                          SIGNATURE

     Pursuant to the requirements of the Act, the Company has caused this Notification of Withdrawal of Election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Seattle and State of Washington on the 15th day of October, 1998.

                         GRIFFIN INDUSTRIES, INC.


                         By: /s/ Landon Barretto
                            ---------------------------
                            Landon Barretto
                            Chief Executive Officer
Attest:

Ron Aguilar
_______________________
Ron Aguilar
Corporate Secretary